Exhibit 99.1

STATUS UPDATE – CONTINUING DELAY IN FILING OF 2004
AUDITED FINANCIAL RESULTS

Montreal, Canada, April 29, 2005 – Further to its press releases of March 31 and April 14, 2005, Mamma.com Inc. (the “Company”), (NASDAQ: MAMA) today provided a status update pursuant to the requirements of the Ontario Securities Commission. These requirements contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as it is current with its financial statement filing obligations under Canadian securities laws.

The Company reported that there have been no material developments in the matters reported in the press release dated April 14, 2005.

The Company still expects that its auditors, RSM Richter LLP, will complete their audit in time for the Company to file its required financial information prior to May 31, 2005.

About Mamma.com Inc.

Mamma Media SolutionsTM is focused on providing quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. For more information, visit www.mammamediasolutions.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to whether 2004 financial statements will be issued and filed, and if so when, whether prior year audit reports will be withdrawn and what conclusions result from the investigation being carried out under the Audit Committee’s supervision. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com